UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

Herbjørn Hansson, Founder, Chairman & Chief Executive Officer

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is management’s discussion and analysis of financial condition and results of operations and the condensed financial statements of Nordic American Tankers Limited, or the Company, as of and for the six months ended June 30, 2022.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: September 30, 2022	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Founder, Chairman and Chief Executive Officer

EXHIBIT 1

NORDIC AMERICAN TANKERS LIMITED (NYSE:NAT)

As used herein, “we,” “us,” “our” and “the Company” all refer to Nordic American Tankers Limited, together with its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on May 11, 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022

GENERAL

Nordic American Tankers Limited (“NAT”) was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company’s shares trade under the symbol “NAT” on the New York Stock Exchange.

The Company is an international tanker company that currently has a fleet of 20 Suezmax tankers.

In 2022, the Company has sold four 2002-built vessels; Nordic Mistral, Nordic Grace, Nordic Passat and Nordic Moon. Further, we have taken delivery of two newbuildings, Nordic Harrier and Nordic Hunter, delivered May 13, 2022 and June 30, 2022, respectively.

The vessels in our fleet are homogeneous and have approximately the same freight capacity. We have three vessels currently on a longer term time charter agreements, including our two newbuildings that have been chartered out on six-year time charter agreements.

Our Fleet

Vessel	Yard	Built
Nordic Moon (1)	Samsung	2002
Nordic Apollo	Samsung	2003
Nordic Cosmos	Samsung	2003
Nordic Pollux	Universal	2003
Nordic Luna	Universal	2004
Nordic Castor	Universal	2004
Nordic Freedom	Daewoo	2005
Nordic Sprinter	Hyundai	2005
Nordic Skier	Hyundai	2005
Nordic Vega	Bohai	2010
Nordic Light	Samsung	2010
Nordic Cross	Samsung	2010
Nordic Breeze	Samsung	2011
Nordic Zenith	Samsung	2011
Nordic Star	Sungdong	2016
Nordic Space	Sungdong	2017
Nordic Aquarius	Samsung	2018
Nordic Cygnus	Samsung	2018
Nordic Tellus	Samsung	2018
Nordic Hunter	Samsung	2022
Nordic Harrier	Samsung	2022

(1)	Presented as Held for Sale as of June 30, 2022, and delivered to new owners in July 2022.

Recent Developments

On June 30, 2022, we took delivery of our second Suezmax newbuilding this year. The first newbuilding was delivered to us from Samsung shipyard on May 13, 2022. Both newbuildings have been chartered out and commenced their six-year time charter agreements with interests in Oman immediately after delivery from the shipyard. The vessels are fully financed. We refer to further information below in the section Our Borrowing Activities.

On July 15, 2022, our vessel Nordic Moon was delivered to its new owners, as announced on June 7, 2022.

On August 30, 2022, we declared a dividend of $0.03 cent per share in respect of the results for the second quarter of 2022, which is payable on October 12, 2022.

On September 29, 2022, we announced the sale of a Suezmax tanker built in 2003. The vessel will be delivered to its new owner in the fourth quarter of 2022.

The Tanker Market – First Six Months of 2022

The tanker market rates for the first six months ended June 30, 2022, was stronger than in the same period in 2021. Brokers report earnings of about $25,000 per day in 2022 against about $7,000 per day in the same period in 2021. From the time a voyage is booked and the rate is reported to the market until the vessel loads the cargo and commences the voyage there can be a delay of up to 30 days. As such, from an accounting perspective, a voyage booked at the end of a quarter may see the majority of its revenues being recorded in the following quarter’s results. The earnings for vessel operators are, for this reason, not necessarily expected to fluctuate in an identical manner as the indicative rates reported by brokers on a quarter by quarter basis. The average Suezmax earnings reported by brokers for the first six months of 2022 were in particular impacted by the conflict in Ukraine with peak freight rates reported in the period from end February to end April 2022 and with significant geographical differences in freight rates achieved in that period.

For the six months ended June 30, 2022, the global conventional Suezmax fleet consisted of 562 vessels. The Suezmax orderbook stood at 13 conventional Suezmax vessels, which represents 2.3% of the world conventional Suezmax fleet. This is a historic low orderbook and encouraging for the market balance going forward.

OPERATING AND FINANCIAL REVIEW

Results of operations

Our fleet currently consists of 20 Suezmax crude oil tankers. The fleet as of June 30, 2022, consisted of 21 vessels, where one vessel was classified as Held for Sale and delivered to its new owners in July 2022. We have sold four vessels in total in 2022, including the vessel presented as Vessels Held for Sale as of June 30, 2022, and taken delivery of two newbuildings from Samsung shipyard. The majority of our vessels are employed in the spot market. Three vessels are currently on longer term time charter agreements, including the two 2022 Newbuildings that are employed on six-year time charter agreements.

SIX MONTHS ENDED JUNE 30, 2022 COMPARED TO SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

All figures in USD ‘000	Six months ended June 30,
	2022	2021	Variance
Voyage Revenues	124,179	100,393	23.69%
Voyage Expenses	(73,908)	(64,835)	13.99%
Vessel Operating Expenses	(33,383)	(34,053)	(1.97)%
Impairment and Loss on Disposal of Vessels	(1,146)	-	N/A
Depreciation Expense	(25,389)	(34,479)	(26.36)%
General and Administrative Expenses	(9,355)	(7,168)	30.51%
Net Operating Income (Loss)	(19,002)	(40,142)	(52.66)%
Interest Expense	(11,713)	(13,321)	(12.07)%
Other Financial Income (Expense)	(225)	(255)	(11.76)%
Net Income (Loss)	(30,940)	(53,718)	(42.40)%

The following table reconciles our net voyage revenues to voyage revenues and the corresponding number of revenue (TCE) days.

All figures in USD ‘000 except TCE rate per day	Six months ended June 30,
	2022	2021	Variance
Voyage Revenue	124,179	100,393	23.69%
Less Voyage Expenses	(73,908)	(64,835)	13.99%
Net Voyage Revenue (1)	50,271	35,558	41.38%
Vessel Calendar Days (2)	3,712	4,163	(10.83)%
Less Off-hire Days (3)	(139)	(109)	27.32%
Total TCE days	3,573	4,054	(11.85)%
TCE Rate per day (1)	14,068	8,771	60.39%

(1)
Management believes that net voyage revenue, a non-GAAP financial measure, provides additional meaningful information because it enables us to compare the profitability of our vessels which are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the Total TCE days provides the Time Charter Equivalent (TCE) Rate per day. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards.

(2)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(3)	Scheduled off-hire is 52 days out of the total 139 days for the six months ended June 30, 2022 and 21 days out of the total 109 days for the six months ended June 30, 2021.

Voyage revenues in the six months ended June 30, 2022, increased by $23.8 million to $124.2 million, or 23.69%, compared to $100.4 million in the same period ended June 30, 2021, mainly as a result of an increase in the Suezmax tanker rates achieved in the market (for further information see the section above entitled “The Tanker Market – First Six Months of 2022”). Our TCE rate per day for the first six months of 2022 came in at $14,068 compared to $8,771 in the same period ended June 30, 2021, which is an increase of 60.39%. Our average TCE was positively impacted by the increased tanker rates in the first half of 2022, but not to the same extent as the broker rates reported.

Voyage expenses in the six months ended June 30, 2022, increased by $9.1 million to $73.9 million, or 13.99%, compared to $64.8 million in the same period ended June 30, 2021, mainly as a result of an increase in bunker expenditure of $8.0 million and an increase in commissions of $0.8 million.

Operating Expenses in the six months ended June 30, 2022, decreased by $0.7 million to $33.4 million, or 1.97%, compared to $34.1 million in the same period ended June 30, 2021. The decrease is mainly as a result of less Vessel Calendar Days in 2022 compared to the same period in 2021. In cooperation with our technical managers we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.

General and administrative expenses in the six months ended June 30, 2022, increased by $2.2 million to $9.4 million, or 30.51%, compared to $7.2 million in the same period ended June 30, 2021, mainly as a result of increased staff cost and travel expenses.

Depreciation expense in the six months ended June 30, 2022, decreased by $9.1 million to $25.4 million, or 26.36%, compared to $34.5 million in the same period ended June 30, 2021, mainly as a result of disposal of four vessels compared to the same period in 2021 and impairment charges recorded as of December 31, 2021, of $60.3 million that lowered the depreciation base for vessels built in 2002 and 2003. The two newbuildings in 2022 have been added to the fleet in the latter part of the six-month period ending June 30, 2022, and depreciation charges will be fully reflected in the coming periods.

Interest expense in the six months ended June 30, 2022, decreased by $1.6 million to $11.7 million, or 12.07%, compared to $13.3 million in the same period ended June 30, 2021, mainly as a result of reduced interest bearing debt due to repayments occurring from June 30, 2021 to June 30, 2022.

Cash flows used in operating activities in the six months ended June 30, 2022, improved to $(14.0) million from $(20.9) million used in operating activities for the same period ended June 30, 2021. The change in cash flows used in operating activities is primarily due to increase in freight rates achieved in the first half of 2022 compared to 2021, offset by a negative impact from changes in working capital mainly as a result of an increase in fuel prices reflected in our balance sheet as Inventory.

Cash flows used in investing activities increased to $(45.5) million for the six months ended June 30, 2022, from $(2.2) million for the six months ended June 30, 2021. The increase of cash flows used in investing activities is primarily due to an increase in investment in vessels under construction, offset by proceeds from disposal of vessels. The two vessels under construction were completed and delivered to us in May and June 2022, and the construction costs related to these two newbuildings have in material respects been paid for as of June 30, 2022.

Cash flows provided by financing activities increased to $65.5 million for the six months ended June 30, 2022, from $3.6 million used in financing activities for the six months ended June 30, 2021. The increase of cash flows provided by financing activities in the period ended June 30, 2022, is primarily due to an increase of $88.0 million in proceeds from the financing arrangements for the two newbuildings delivered in 2022, an increase of $11.6 million from issuance of common stock and $4.2 million less distributed in dividends, offset by an increase of $42.6 million in repayments of the 2019 Senior Secured Credit Facility in comparison to the applicable amounts for the six months ended June 30, 2021.

Liquidity and Capital Resources

Our main liquidity requirements are related to voyage cost and operating cost for our vessels, repayments of loans and related interest charges, general and administration cost, capital expenditure related to our vessels including acquisition of vessels and working capital needs.

In September 2020, we announced that we had entered into two Suezmax newbuilding contracts with Samsung shipyard in South Korea for scheduled deliveries in the first half of 2022. These vessels were delivered to us in May and June 2022.

On a regular basis, we perform cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and the compliance with financial and security ratios under our existing and future financing agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations. We prepare cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. We apply an average of several broker estimates in combination with own estimates for the coming 12-months period. Freight rates in the first half of 2022 have improved significantly compared to the average freight rates achieved in 2021 and have improved further in the period subsequent to June 30, 2022. Based on the current tanker market and outlook, we expect freight rates to stay at higher levels for at least the next 12 months, and we believe that the current cash, cash equivalents and restricted cash and cash expected to be generated from operations, together with remaining amount available under the $60 million 2022 ATM program, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report. We have measures available, as disclosed in the 2021 annual report filed on May 11, 2022, if there are unexpected events occurring in the coming twelve months’ period.

Cash, restricted cash and cash equivalents are predominantly held in U.S. Dollars. Cash and cash equivalents was in total $35.6 million and $34.7 million as of June 30, 2022 and December 31, 2021, respectively. Restricted cash was $15.1 million and $9.9 million as of June 30, 2022 and December 31, 2021, respectively. The restricted cash deposit is nominated and available for use for drydocking and other capex commitments related to the vessels used as collateral under the 2019 Senior Secured Credit Facility.

Our Borrowing Activities

On February 12, 2019, we entered into the $306.1 million 2019 Senior Secured Credit Facility using twenty of our vessels at that time built from year 2000 to 2017 as collateral. On December 16, 2020, we entered into a loan agreement for $30.0 million that is considered an accordion loan under the 2019 Senior Secured Credit Facility loan agreement.  In 2021, we disposed of one 2000-built vessel. As of June 30, 2022, we have disposed of three of the collateral vessels built in 2002 and we have further one vessel presented in our balance sheet as Vessels Held for Sale that was delivered to its new owners on July 15, 2022. Net proceeds from the sale of these five vessels have been used to repay the outstanding loan.

The three 2018-built Vessels are financed through Ocean Yield ASA.

In September 2020, we announced that we had entered into two Suezmax newbuilding contracts with Samsung shipyard in South Korea for scheduled deliveries in the first half of 2022. In December 2020, we entered into financing agreements with Ocean Yield ASA for the financing of up to 80% of the newbuilding price for the two newbuildings at similar terms as for the 2018-built Vessels. The two newbuildings were delivered to us in May and June 2022 and we have fully utilized the associated financing arrangements.

2019 Senior Secured Credit Facility and $30 million Accordion Loan

On February 12, 2019, we entered into a five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over our vessels (excluding the three vessels delivered to us in 2018 and the two vessels delivered to us in 2022, see further information below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%.

On December 16, 2020, we entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, same financial covenants and same excess cash flow mechanism as the 2019 Senior Secured Credit Facility.

As of December 31, 2021, we had $223.1 million drawn under our 2019 Senior Secured Credit Facility. We have repaid a total of $51.0 million of the facility in the six months ended June 30, 2022 and the outstanding balance of the facility was $172.1 million as of June 30, 2022. We have presented $27.9 million, net of deferred financing costs of $1.8 million, under Current Portion of Long-Term Debt that includes $15.8 million in debt associated with a vessel presented as Vessels Held for Sale. Earnings generated in the second quarter of 2022 did not result in any additional payment related to the excess cash flow mechanism.

Subsequent to June 30, 2022, we have repaid in total $18.0 million and the outstanding balance as of the date of this report is $154.1 million.

Financing of the 2018-built vessels

The three 2018-built vessels were delivered to us in July, August and October 2018, respectively. Upon delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We have obligations to purchase the vessels for a consideration of $13.6 million for each vessel upon the completion of the ten-year bareboat charter agreements, and also have the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the three vessels had a total effective interest rate as of June 30, 2022, ranging from 4.75% to 4.82% including a floating 12-month LIBOR element that is subject to annual adjustments that take place at the anniversaries of the vessels in the third and fourth quarter of the fiscal year. The financing agreement contains certain financial covenants requiring us to on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

The outstanding amount under this financing arrangement was $100.2 million and $104.3 million as of June 30, 2022 and December 31, 2021, respectively, where $8.3 million and $8.1 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of the 2022 Newbuildings

In 2020, we announced that we had entered into financing agreements for the two Suezmax newbuildings to be delivered to us during 2022. The two vessels, Nordic Harrier and Nordic Hunter, were delivered to us from Samsung shipyard in May and June 2022 at schedule and agreed cost. Under the terms of the financing agreement, the lender has provided financing of 80.0% of the purchase price for each of the two newbuildings. Upon delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We have obligations to purchase the vessels for a consideration of $16.5 million for each vessel upon the completion of the ten-year bareboat charter agreements, and also have the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the two vessels had a total effective interest rate as of June 30, 2022, ranging from 5.79% to 6.53% including a floating 3-month LIBOR element that is subject to quarterly adjustments. The financing agreements contain certain financial covenants requiring us to on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

As of June 30, 2022, we have fully utilized the financing available under these agreements and the outstanding balance as of June 30, 2022, was $87.6 million.

Equity

On September 29, 2021, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering (“the $60 million 2021 ATM”) program having an aggregate offering price of up to $60,000,000. The $60 million 2021 ATM was terminated on February 14, 2022, after having utilized gross $39.2 million of the program.

On February 14, 2022, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. As of June 30, 2022, we have raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $18.9 million and $18.4 million, respectively, by issuing and selling 8,213,676 common shares. Subsequent to June 30, 2022, and up to September 26, 2022, we have raised gross and net proceeds of $14.6 million and $14.3 million, respectively, by selling and issuing 6,123,582 commons shares with a remaining available balance of $26.4 million under this ATM. Based on the share price of the Company of $3.08 as of September 26, 2022, it would have resulted in 8,585,437 new shares being issued, if fully utilizing the remaining balance available of the $60 million 2022 ATM.

Contractual Obligations

The following table sets out our long-term contractual obligations outstanding as of June 30, 2022 (all figures in thousands of USD).

	Total	2022*	2023 - 2024	2025 - 2026	Thereafter
2019 Senior Secured Credit Facility (1)	172,137	6,209	165,928	-	-
Interest Payments (2)	22,368	7,353	15,015	-	-
Financing of 2018 - built Vessels (3)	100,195	4,245	17,849	19,508	58,593
Interest Payments 2018 – built Vessels (4)	31,559	3,277	12,515	9,828	5,939
Operating Lease Liabilities (5)	1,708	364	1,344	-	-
Financing of 2022 Newbuildings (6)	87,623	2,772	11,015	11,000	62,836
Interest Payments 2022 Newbuildings (7)	41,993	2,983	11,157	9,600	18,253
Total	457,583	27,203	234,823	49,936	145,621
* Q3 + Q4 2022

Notes:
(1)
Refers to our obligation to repay outstanding indebtedness under the 2019 Senior Secured Credit Facility including the Accordion Loan as of June 30, 2022. The facilities contain a discretionary excess cash amortization mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed amortization.

(2)
Refers to estimated interest payments over the term of outstanding indebtedness of the 2019 Senior Secured Credit Facility including the Accordion Loan as of June 30, 2022. Estimate is based on applicable interest rate as of August 31, 2022, agreed amortization and amount outstanding as of June 30, 2022.

(3)	Refers to obligation to repay indebtedness outstanding as of June 30, 2022 for three 2018-built vessels.
(4)
Refers to estimated interest payments over the term of the indebtedness outstanding as of June 30, 2022 for the financing of the three 2018-built vessels. Estimate based on applicable interest rates as of August 31, 2022. The LIBOR element included in the interest rates are adjusted annually and take place at the anniversaries of the vessels in the third and fourth quarter of the fiscal year.

(5)	Refers to the future obligation as of June 30, 2022, to pay for operating lease liabilities at nominal values.
(6)	Refers to obligation to repay indebtedness outstanding as of June 30, 2022 for the two 2022 newbuildings.
(7)
Refers to estimated interest payments over the term of the indebtedness outstanding as of June 30, 2022 for the financing of the two 2022 newbuildings. Estimate based on applicable interest rates as of August 31, 2022. The LIBOR element included in the interest rates are adjusted on a quarterly basis.

* * * *

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contact:
Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Founder, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm

Nordic American Tankers Ltd.
Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022

Condensed Consolidated Statements of Operations

Condensed Consolidated Statements of Comprehensive Income (Loss)

Condensed Consolidated Balance Sheets

Condensed Consolidated Statements of Cash Flows

Condensed Consolidated Statements of Shareholders’ Equity

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations for the SIX Months Ended June 30, 2022 and 2021 (Unaudited)
All figures in USD ‘000, except share and per share amount

	Six Months Ended June 30,
	2022	2021
Voyage Revenues	124,179	100,393
Voyage Expenses	(73,908)	(64,835)
Vessel Operating Expenses	(33,383)	(34,053)
Depreciation Expense	(25,389)	(34,479)
Impairment and Loss on Disposal of Vessels	(1,146)	-
General and Administrative Expenses	(9,355)	(7,168)
Net Operating Loss	(19,002)	(40,142)

Interest Expense	(11,713)	(13,321)
Other Financial Expense	(225)	(255)
Total Other Expenses	(11,938)	(13,576)
Net Loss Before Income Taxes	(30,940)	(53,718)
Income Tax Expense	-	-
Net Loss	(30,940)	(53,718)

Basic Loss per Share	(0.16)	(0.35)
Diluted Loss per share	(0.16)	(0.35)
Basic Weighted Average Number of Common Shares Outstanding	196,118,802	153,746,698
Diluted Weighted Average Number of Common Shares Outstanding	196,118,802	153,746,698

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Income (loss) for the SIX Months Ended June 30, 2022 and 2021 (Unaudited)
All figures in USD ‘000

	Six Months Ended June 30,
	2022	2021
Net Loss	(30,940)	(53,718)
Other Comprehensive Income (Loss)
Translation Differences	(303)	92

Total Other Comprehensive Income (Loss)	(303)	92
Total Comprehensive Loss	(31,243)	(53,626)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021 (Unaudited)
All figures in USD ‘000, except share and per share amounts

	June 30, 2022	December 31, 2021
Assets
Current Assets
Cash and Cash Equivalents	35,573	34,739
Restricted Cash	15,111	9,909
Accounts Receivable, Net	11,387	9,374
Prepaid Expenses	6,288	4,847
Inventory	34,054	20,873
Voyages in Progress	13,081	10,488
Other Current Assets	5,285	1,918
Vessels Held for Sale	14,783	14,960
Total Current Assets	135,562	107,108

Non-current Assets
Vessels, net	760,986	715,263
Vessels under Construction	0	24,270
Right of Use Assets	1,550	1,857
Other Non-Current Assets	1,069	2,654
Total Non-Current Assets	763,605	744,044
Total Assets	899,167	851,152

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	7,913	6,552
Accrued Voyage Expenses	23,508	14,985
Other Current Liabilities	11,752	8,561
Dividends Payable	4,033	-
Current Portion of Long-Term Debt	41,581	37,547
Total Current Liabilities	88,787	67,645
Long-Term Debt	312,982	283,411
Operating Lease Liabilities	855	1,149
Other Non-Current Liabilities	644	724
Total Non-Current Liabilities	314,481	285,284

Commitments and Contingencies

Shareholders’ Equity
Common Stock, par value $0.01 per Share; 360,000,000 shares authorized, 202,672,862 and 183,694,196 shares issued and outstanding at June 30, 2022, and December 31, 2021, respectively	2,026	1,836
Additional Paid-in Capital	174,187	139,480
Contributed Surplus	523,838	529,816
Accumulated other comprehensive loss	(1,884)	(1,581)
Accumulated Deficit	(202,268)	(171,328)
Total Shareholders’ Equity	495,899	498,223
Total Liabilities and Shareholders’ Equity	899,167	851,152

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows for the Six Months Ended, June 30, 2022 and 2021 (Unaudited)
All figures in USD ‘000

	Six Months Ended June 30,
	2022	2021
Cash Flows from Operating Activities
Net Income (Loss)	(30,940)	(53,718)
Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	25,389	34,479
Impairment and Gain (Loss) on Vessels Disposals	1,146	-
Dry-dock Expenditures	(2,278)	-
Amortization of Deferred Finance Costs	2,149	1,337
Share-based Compensation	57	135
Other, net	23	264
Changes in Operating Assets and Liabilities:
Accounts Receivable	(2,013)	(6,512)
Inventory	(13,181)	133
Prepaid Expenses and Other Current Assets	(4,808)	800
Accounts Payable and Accrued Liabilities	13,088	2,530
Voyages in Progress	(2,593)	(373)
Net Cash Used In Operating Activities	(13,961)	(20,925)
Cash Flows from Investing Activities
Investment in Vessels	(134)	(753)
Investment in Other Fixed Assets	-	(607)
Investment in Vessels under Construction	(89,694)	(865)
Proceeds from Sale of Vessels	44,335	-
Net Cash Used In Investing Activities	(45,493)	(2,225)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	34,841	23,218
Repayments on Borrowing Facility	(50,985)	(8,403)
Proceeds from Vessel Financing	88,000	-
Repayments on Vessel Financing	(4,459)	(3,898)
Financing Transactions Costs	-	(1,100)
Dividends Distributed	(1,945)	(6,180)
Net Cash Provided by Financing Activities	65,452	3,637

Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted Cash	5,998	(19,513)
Cash, Cash Equivalents and Restricted Cash at the Beginning of Period	44,648	62,070
Effect of Exchange Rate Changes on Cash and Cash Equivalents	38	12
Cash, Cash Equivalents and Restricted Cash at the End of Period	50,684	42,569

Supplemental Disclosure of Cash Flow information
Cash and Cash Equivalents	35,573	34,302
Restricted Cash	15,111	8,267
Total Cash, Cash equivalents and Restricted Cash Shown in the Statement of Cash Flows	50,684	42,569
Cash Paid for Interest, Net of Amounts Capitalized	(9,565)	(11,985)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Shareholders’ Equity for the Six Months ended June 30, 2022 and 2021 (Unaudited)
All figures in USD ‘000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Accumulated deficit	Total Shareholders’ Equity
Balance at January 1, 2021	151,446,112	1,514	59,412	539,516	(1,316)	-	599,126
Net Loss	-	-	-	-	-	(53,718)	(53,718)
Common Shares Issued, Net	7,018,855	70	23,148	-	-	-	23,218
Share based compensation	-	-	135	-	-	-	135
Other comprehensive income	-	-	-	-	92	-	92
Dividends Paid	-	-	-	(6,180)	-	-	(6,180)
Balance at June 30, 2021	158,464,967	1,584	82,695	533,336	(1,224)	(53,718)	562,673

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Accumulated deficit	Total Shareholders’ Equity
Balance at January 1, 2022	183,694,196	1,836	139,480	529,816	(1,581)	(171,328)	498,223
Net Loss	-	-	-	-	-	(30,940)	(30,940)
Common Shares Issued, net	18,978,666	190	34,651	-	-	-	34,841
Share based compensation	-	-	56	-	-	-	56
Other comprehensive income	-	-	-	-	(303)	-	(303)
Dividends Paid and Declared	-	-	-	(5,978)	-	-	(5,978)
Balance at June 30, 2022	202,672,862	2,026	174,187	523,838	(1,884)	(202,268)	495,899

The accompanying notes are an integral part of these condensed consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
Notes to the Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements for Nordic American Tankers Limited, together with its subsidiaries, (the “Company”) have been prepared on the same basis as the Company’s annual financial statements, except in respect of the new accounting standard noted below, and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on May 11, 2022.

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies is included in note 2 of the Company’s annual financial statements for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (ASC 848) which provides relief for companies preparing for discontinuation of interest rates such as LIBOR. A contract modification is eligible to apply the optional relief to account for the modifications as a continuation of the existing contracts without additional analysis and consider embedded features to be clearly and closely related to the host contract without reassessment, if all of the following criteria are met: (i) contract references a rate that will be discontinued; (ii) modified terms directly replace (or have potential to replace) this reference rate; and (iii) changes to any other terms that change (or have potential to change) amount and timing of cash flows must be related to replacement of the reference rate. Relief provided by this ASU is optional and expires December 31, 2022.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (ASC 848) to refine the scope of ASC 848 and to clarify some of its guidance. The Company has determined that its primary exposure to LIBOR is in relation to its floating rate borrowing facilities to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

3. VOYAGE REVENUES

Our voyage revenues consist of time charter revenues and spot charter revenues with the following split for the six-month periods ended June 30, 2022 and June 30, 2021:

All amounts in USD ‘000	2022	2021
Spot charter revenues	100,170	92,012
Time charter revenues	24,009	8,381
Total Voyage Revenues	124,179	100,393

Our voyage contracts have a duration of one year or less and we applied the exemption related to excluding the disclosure of remaining performance obligations.

As of June 30, 2022, and December 31, 2021, the Company has capitalized fulfilment cost of $3.6 million and $0.1 million, respectively.

The future minimum revenues as of June 30, 2022 related to time charter revenues are as follows:

All amounts in USD ‘000	Amount
2022	11,394
2023	17,155
2024	17,202
2025	17,155
2026	17,155
Thereafter	24,561
Future minimum revenues	104,622

The Company has three vessels on long-term time charter contracts. The Company took delivery of two newbuildings from Samsung shipyard in May and June 2022. Both vessels have been chartered out on six-year time charter agreements, which commenced directly after delivery from the shipyard. There are no options included in the time charter agreements to extend the charter period. Subsequent to June 30, 2022, the charter period for the third vessel has been extended for twelve months after expiry in the fourth quarter of 2022 of the current contract period. The revenue from this contract extension is not included in the above table.

4. LONG-TERM DEBT AND CURRENT PORTION OF LONG TERM DEBT

The Company has two lenders financing its active fleet of Suezmax tankers; (1) the 2019 Senior Secured Credit Facility, including the $30 million Accordion Loan, secured by the sixteen vessels built from year 2002 to year 2016, and (2) the Financing of 2018-built vessels that is related to the three Suezmax vessels built in 2018 and the Financing of the 2022 Newbuildings that is related to the two Suezmax vessels delivered in 2022.

2019 Senior Secured Credit Facility

On February 12, 2019 the Company entered into a new five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). On December 16, 2020, the Company entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). Further details regarding the facility are disclosed in our 2021 Annual report.

As of December 31, 2021, the Company had $223.1 million drawn under its 2019 Senior Secured Credit Facility, where $29.5 million, net of deferred financing cost of $2.3 million, was presented as Current Portion of Long-Term Debt.

The Company has repaid $51.0 million of the facility in the six months ended June 30, 2022. As of June 30, 2022, the total outstanding balance was $172.1 million. The Company has presented $41.6 million, net of deferred financing cost of $2.2 million, under Current Portion of Long-Term Debt that includes $15.8 million in debt associated with a vessel presented as Vessels Held for Sale. Earnings generated in the second quarter of 2022 did not result in any additional payment related to the excess cash flow mechanism.

Subsequent to June 30, 2022, the Company has repaid in total $18.0 million and the outstanding balance as of the date of this report is $154.1 million.

Financing of 2018-built Vessels

The three vessels were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. Further details regarding the financing are disclosed in our 2021 Annual report.

The outstanding amounts under this financing arrangement were $100.2 million and $104.3 million as of June 30, 2022 and December 31, 2021, respectively, where $8.3 million and $8.1 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of the 2022 Newbuildings

In 2020, the Company announced that it had entered into financing agreements for the two Suezmax newbuildings to be delivered during 2022. The two vessels, Nordic Harrier and Nordic Hunter, were delivered from Samsung shipyard in May and June 2022 at schedule and agreed cost. Under the terms of the financing agreement, the lender has provided financing of 80.0% of the purchase price for each of the two newbuildings. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase the vessels for $16.5 million for each vessel upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the two vessels had a total effective interest rate as of June 30, 2022, ranging from 5.79% to 6.53% including a floating 3-month LIBOR element that is subject to quarterly adjustments. The financing agreements contain certain financial covenants requiring the Company on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

As of June 30, 2022, the Company has fully utilized the financing available under these agreements and the outstanding balance as of June 30, 2022, was $87.6 million.

As of June 30, 2022, the Company has the following scheduled principal repayments required to be made under the Company’s debt facilities as follows:

Debt repayments in $'000s	Total	2022*	2023	2024	2025	2026	Thereafter
2019 Senior Secured Credit Facility	172,137	6,209	12,418	153,510	-	-	-
Financing of 2018-built Vessels	100,195	4,245	8,711	9,138	9,534	9,974	58,593
Financing of 2022 Newbuildings	87,623	2,772	5,500	5,515	5,500	5,500	62,836
Total	359,955	13,226	26,629	168,163	15,034	15,474	121,429

*Q3 and Q4 2022 repayments

The table above does not take into account future excess cash flow repayments related to the 2019 Senior Secured Credit Facility. This mechanism could further accelerate repayment of the facility in future quarters, subject to the tanker market generating future earnings that triggers excess cash repayments. Further, the table does not include an extraordinary repayment of $15.8 million on the 2019 Senior Secured Credit Facility made in July 2022 related to the sale of one 2002-built vessel.

The Company monitors compliance with the financial covenants on a regular basis and as at June 30, 2022, the Company was in compliance with the financial covenants in the debt facilities.

On a regular basis, the Company performs cash flow projections to evaluate whether it will be in a position to cover the liquidity needs for the next 12-month period and the compliance with financial and security ratios under its existing and future financing agreements. The 2019 Senior Secured Credit Facility has a financial minimum liquidity covenant of $30.0 million. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations. The Company prepares cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. The Company applies an average of several broker estimates in combination with own estimates for the coming 12-months period. Freight rates in the first half of 2022 have improved significantly compared to the average freight rates achieved in 2021 and have improved further in the period subsequent to June 30, 2022. Based on the current tanker market and outlook, the Company expects freight rates to stay at higher levels for at least the next 12 months, and the Company believes that the current cash, cash equivalents and restricted cash and cash expected to be generated from operations, together with remaining amount available under the $60 million 2022 ATM program, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report. The Company has measures available, as disclosed in the 2021 annual report filed on May 11, 2022, if there are unexpected events occurring in the coming twelve months’ period.

5. VESSELS

Vessels, net, consist of the carrying value of 20 and 21 vessels as of June 30, 2022, and December 31, 2021, respectively. Vessels includes capitalized drydocking costs.

As of December 31, 2021, the Company had one vessel classified as Held for Sale and this vessel was sold in April 2022, after recording an impairment charge of $0.3 million related to a change in fair value prior to its disposal. In the six-month period ending June 30, 2022, the Company has disposed of further two vessels built in 2002 and the Company has recorded accumulated losses related to these vessels disposals of $0.8 million.

As of June 30, 2022, one vessel built in 2002 has been presented as Vessels Held for Sale. The vessel was delivered to its new owners on July 15, 2022. The disposal of this vessel is expected to result in a minor gain that will be recorded in the third quarter of 2022.

The Company has taken delivery of two newbuildings from Samsung shipyard in May and June 2022.

The vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not reflect its recoverable amount. If impairment indicators are present, the Company compares the estimate of the undiscounted cash flows expected to be generated by the assets to its carrying value when determining whether the assets are recoverable.

All figures in USD ‘000	June 30, 2022	December 31, 2021
Vessels and Drydocking Cost	1,231,782	1,324,195
Less Accumulated Depreciation	(444,142)	(557,527)
Less Accumulated Impairment Loss on Vessels	(26,654)	(51,405)
Net Book Value Vessels	760,986	715,263
Vessels Held for Sale	14,783	14,960

6. OTHER CURRENT LIABILITIES

All figures in USD ‘000	June 30, 2022	December 31, 2021
Accrued Expenses	4,521	4,000
Other Liabilities	5,889	1,804
Deferred Revenues	1,342	2,757
Total as of	11,752	8,561

Deferred revenues relate to prepaid charter hire from customers.

7. EARNINGS (LOSS) PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

	Six months ended June 30,
All figures in USD ‘000 except share and per share amounts	2022	2021
Numerator
Net Loss	(30,940)	(53,718)
Denominator
Basic – Weighted Average Common Shares Outstanding	196,118,802	153,746,698
Dilutive – Weighted Average Common Shares Outstanding	196,118,802	153,746,698
Loss per Common Share
Basic	(0.16)	(0.35)
Diluted	(0.16)	(0.35)

8. SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares	Common Stock
Balance as of December 31, 2021	360,000,000	183,694,196	1,836
$60 million 2021 ATM offering	-	10,764,990	108
$60 million 2022 ATM offering	-	8,213,676	82
Balance as of June 30, 2022	360,000,000	202,672,862	2,026

On September 29, 2021, the Company entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2021 ATM”) program having an aggregate offering price of up to $60,000,000. As of December 31, 2021, the Company had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $22.3 million and $21.7 million, respectively, by issuing and selling 10,222,105 common shares. Subsequent to December 31, 2021, and through to February 14, 2022, the Company has raised gross and net proceeds of $16.9 million and $16.5 million, respectively, by issuing and selling 10,764,990 common shares. The $60 million 2021 ATM was terminated on February 14, 2022, after having utilized $39.2 million of the program.

On February 14, 2022, the Company entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. As of June 30, 2022, the Company had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $18.9 million and $18.4 million, respectively, by issuing and selling 8,213,676 common shares. Subsequent to June 30, 2022, and up to September 26, 2022, the Company has raised gross and net proceeds of $14.6 million and $14.3 million, respectively, by selling and issuing 6,123,582 commons shares with a remaining available balance of $26.4 million under this ATM. Based on the share price of the Company of $3.08 as of September 26, 2022, it would have resulted in 8,585,437 new shares being issued, if fully utilizing the remaining balance available of the $60 million 2022 ATM.

9. COMMITMENTS AND CONTINGENCIES

No material claims have been filed against the Company or are outstanding as of December 31, 2021, and as of June 30, 2022.

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

10. SUBSEQUENT EVENTS

On July 15, 2022, the Company delivered the vessel Nordic Moon to its new owners. In relation to this disposal, the Company repaid $15.8 million of associated borrowings.

On August 30, 2022, the Company declared a dividend of $0.03 cent per share in respect of the results for the second quarter of 2022, which is payable on October 12, 2022.

On September 29, 2022, the Company announced the sale of a Suezmax tanker built in 2003. The vessel will be delivered to its new owner in the fourth quarter of 2022.